Mail Stop 4561

May 18, 2009

Ms. Shari Sookarookoff
President and Chief Executive Officer
Online Originals, Inc.
57113-2020 Sherwood Drive
Sherwood Park, Alberta T8A 3H9 Canada

> **Re:** **Online Originals, Inc.**
> **Form 10-K For Fiscal Year Ended November 30, 2008**
> **Filed March 10, 2009**
> **File No. 000-54230**

Dear Ms. Sookarookoff:

We issued comments to you on the above captioned filing on March 23, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tamara Tangen at 202-551-3443 if you have any questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief